Filed by The St. Paul Companies, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On December 10, 2003, The St. Paul filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The following joint press release was issued by The St. Paul Companies, Inc. and Travelers Property Casualty Corp. on December 23, 2003:

2

For immediate release

FTC Grants Early Termination Of Review Of
St. Paul Companies/Travelers Property Casualty Merger

ST. PAUL, Minn., and HARTFORD, Conn. – December 23, 2003 – The Federal Trade Commission has granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act in connection with the proposed merger between Travelers Property Casualty Corp. (NYSE: TAP.A and TAP.B) and The St. Paul Companies, Inc. (NYSE: SPC).

The merger, announced in November, is expected to close in the second quarter of 2004, pending receipt of additional regulatory and shareholder approvals.

# # #

About The St. Paul Companies

The St. Paul Companies is headquartered in Saint Paul, Minnesota, and provides commercial property-liability insurance and asset management services. The St. Paul reported 2002 revenue from continuing operations of $8.92 billion and total assets of $39.96 billion, and ranks No. 207 on the 2002 Fortune 500 list of largest U.S. companies. For additional information about The St. Paul’s quarterly results, go to the Investor Relations section of The St. Paul’s web site: www.stpaul.com.

About Travelers Property Casualty Corp.

Travelers Property Casualty Corp. (NYSE: TAP.A. and TAP.B) is a leading provider of a wide range of insurance products. The Company is the second largest writer of homeowners and auto insurance through independent agents. Travelers is the third largest commercial lines insurer, providing a broad range of insurance products including workers’ compensation, integrated disability, property, liability, specialty lines, surety bonds, inland/ocean marine, and boiler and machinery. For more information on Travelers products, see www.travelers.com.

Contacts

For The St. Paul Companies
Media: Shane Boyd
651.310.3846

Investors: Laura Gagnon
651.310.7696

For Travelers Property Casualty Corp.
Media: Marlene Ibsen
860.277.9039

Institutional Investors: Maria Olivo
860.277.8330

Individual Investors: Marc Parr
860.277.0779

This release contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.